Xfone, Inc
2506 Lakeland Drive, Suite 100
Flowood, MS 39232, USA

                                                                                     August 3, 2007

VIA EDGAR

Mr. John Zitko
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720, 100 F. Street, N.E.
Washington, DC 20549

                                    Re:  Xfone, Inc.
Registration Statement on Form SB-2, as amended
File No.: 333-143618 (the “Registration Statement”)

Dear Mr. Zitko:

            Xfone, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Monday, August 6, 2007, or as soon thereafter as practicable.

            In connection with our request, we acknowledge the following:

·        Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·        The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

XFONE, INC.

By:   /s/ Guy Nissenson
                                                                                          Name: Guy Nissenson
                                                                                          Title: President, Chief Executive Officer,
                                                                                          Treasurer, Chief Financial Officer, and Director